                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   12686C-10-9
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9                 13G


--------------------------------------------------------------------------------
1.       Names of Reporting Persons        Helen A. Dolan
         S.S. or I.R.S. Identifica-        ###-##-####
         tion Nos. of Above Persons
--------------------------------------------------------------------------------
2.       Check the Appropriate Box         (a)
         if a Member of a Group
                                           (b)
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of           U.S.A.
         Organization
--------------------------------------------------------------------------------
Number of Shares                       (5) Sole Voting Power          0
Beneficially                           -----------------------------------------
Owned by Each Reporting                (6) Shared Voting
Person with                                Power                      4,276,150
                                       -----------------------------------------
                                       (7) Sole Dispositive
                                           Power                      0
--------------------------------------------------------------------------------
                                       (8) Shared Dispositive
                                           Power                      4,276,150
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                               4,276,150
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------

11.      Percent of Class Represented
         by Amount in Row 9                                             23.5%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                                       IN
--------------------------------------------------------------------------------


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CUSIP No. 12686C-10-9                 13G


                      CONTINUATION PAGES OF AMENDMENT NO. 4
                            TO SCHEDULE 13G FILED BY
                                 HELEN A. DOLAN

        In accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 4 to Schedule 13G, dated March 16, 1988, as amended by Amendment No. 1 thereto, dated August 30, 1991, Amendment No. 2 thereto, dated February 11, 1993, and Amendment No. 3 thereto, dated January 6, 1995 (as so amended, the "Schedule 13G"), previously filed by Helen A. Dolan, restates the Schedule 13G.

Item 1(a)        Name of Issuer:

                 Cablevision Systems Corporation

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 One Media Crossways
                 Woodbury, New York 11797

Item 2(a)        Name of Person Filing:

                 Helen A. Dolan

Item 2(b)        Address of Principal Business Office:
                 Cove Neck Road
                 Oyster Bay, New York 11771

Item 2(c)        Citizenship:

                 U.S.A.

Item 2(d)        Title of Class of Securities:

                 Class A Common Stock

Item 2(e)        CUSIP Number:

                 12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a) ( )  Broker or Dealer registered under Section 15 of the
                          Act

                 (b) ( )  Bank as defined in Section 3(a)(6) of the Act

                 (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

                 (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

                 (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


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CUSIP No. 12686C-10-9                 13G


                 (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                 (g) ( ) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

                 (h) ( )  Group, in accordance with Section  240.13d-1(b)(1)(ii)
                          (H)

Item 4.  Ownership

                     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                 (a) Amount Beneficially Owned

                     4,276,150 (as of December 31, 1995)

                 (b) Percent of Class:

                     23.5% (as of December 31, 1994)

                 (c) Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote: 0

                    (ii)  shared power to vote or to direct the vote: 4,276,150

                   (iii)  sole power to dispose or to direct the disposition of:
                          0

                    (iv) shared power to dispose or to direct the disposition of: 4,276,150

Item 5.  Ownership of Five Percent or Less of a Class

         If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 See Exhibit A.

Item 7.  Identification and Classification of the Subsidiary Which


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CUSIP No. 12686C-10-9                 13G


         Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.  Notice of Dissolution of Group.

                 Not applicable.

Item 10. Certification.

                 Not applicable because the statement is filed pursuant to Rule 13d-1(c).


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CUSIP No. 12686C-10-9                 13G


SIGNATURE.


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 8, 1996



                                     Signature:  /s/ Helen A. Dolan
                                                 By William A. Frewin, Jr.
                                     ----------------------------------------
                                     Name/Title: Helen A. Dolan
                                                 By William A. Frewin, Jr., as
                                                 attorney-in-fact


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CUSIP No. 12686C-10-9                 13G


                                    Exhibit A

         The Dolan Family Foundation, a New York not for profit corporation (the "Foundation"), as of December 31, 1995, owned 271,150 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Foundation is organized as a Membership Corporation. The sole members, with lifetime terms, of the Foundation are Helen A. Dolan ("Mrs. Dolan") and her husband, Charles F. Dolan ("Mr. Dolan"). Mrs. Dolan does not have an economic interest in such shares, but as a member with her husband, does have the power to elect the directors of the Foundation and thus the indirect power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.

         Mrs. Dolan, as of December 31, 1995, owned directly 5,000 shares of Class A Common Stock. Although Mrs. Dolan retains all economic interest in such shares, Mr. Dolan may be deemed a beneficial owner thereof.

         On December 31, 1994, Mr. Dolan established, for estate planning purposes, the Charles F. Dolan 1994 Grantor Retained Annuity Trust (the "Trust"), which, as of December 31, 1995, owned 4,000,000 shares of Class B Common Stock of the Issuer, par value $.01 per share (the "Class B Common Stock"). Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock of the Issuer. For two years or until the earlier death of Mr. Dolan, the Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity"). If Mr. Dolan dies during such two-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will be paid to Mrs. Dolan until the earlier of her death or the expiration of such two-year term, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. In addition, the trustees of the Trust may pay to Mr. Dolan (or, if Mr. Dolan dies within such two-year term, to Mrs. Dolan) such amounts in excess of the Annuity as the Trustees in their discretion may deem advisable. If Mr. Dolan is living at the expiration of the term of the Trust, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Mr. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of the Trust, the then principal of the Trust will revert to his estate. The two co-trustees of the Trust are Mrs. Dolan and Lawrence Dolan who have the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.


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